SECURITIES A ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40214

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Sandler O'Neill & Partners, L.P.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

RECD S.E.C.
AUG - 4 2005
613

919 Third Avenue
(No. and Street)

New York (City) | New York (State) | 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

May Della Pietra (212) 466-7785
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name — if individual, state last, first, middle name)

330 Madison Avenue, New York, New York 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROC[illegible]
AUG 09 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) 2A

OATH OR AFFIRMATION

I, May Della Pietra, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sandler O'Neill & Partners, L.P., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LAWRENCE BUCKLEY
Notary Public, State of New York
No. 01BU6062331
Qualified In Nassau County
Commission Expires 8/6/2005

Notary Public

Signature

Chief Financial Officer

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Financial Condition.
- ☐ (f) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (g) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (h) Computation of Net Capital.
- ☐ (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (j) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (m) An Oath or Affirmation.
- ☐ (n) A copy of the SIPC Supplemental Report.
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (p) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017
Telephone (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report

The Partners
Sandler O'Neill & Partners, L.P.
New York, New York

We have audited the accompanying statement of financial condition of Sandler O'Neill & Partners, L.P. as of December 31, 2003. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Sandler O'Neill & Partners, L.P. as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

February 2, 2004

Statement of Financial Condition

December 31, 2003

Assets	
Cash and cash equivalents	$105,692,808
Deposits held as collateral with clearing brokers (Note 1)	1,605,865
Due from clearing broker (Note 1)	14,596,133
Securities owned, at market (Notes 1 and 5)	27,741,588
Due from related party (Note 4)	15,131
Other assets	13,092,185
	$162,743,710
Liabilities and Partnership Capital	
Liabilities:	
Securities sold, not yet purchased (Note 5)	$ 2,722,351
Due to clearing broker	3,502
Commissions and bonuses payable	40,179,888
Accrued expenses and other liabilities	30,577,162
Total liabilities	73,482,903
Commitments and contingencies (Notes 5, 6 and 8)	
Partnership capital (Note 8)	89,260,807
	$162,743,710

See accompanying summary of business and significant accounting policies and notes to statement of financial condition.

Summary of Business And Significant Accounting Policies

Business

Sandler O'Neill & Partners, L.P. ("Partnership") is a Delaware limited partnership. The Partnership provides brokerage and investment banking services. The Partnership is registered as a broker-dealer under the provisions of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Partnership has agreements ("Agreements") with two clearing brokers ("Brokers") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Partnership operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

Cash and Cash Equivalents

The Partnership considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Partnership has cash held at certain banks in amounts that exceed the amount of $100,000 insured by the FDIC.

Repurchase Agreements

Securities sold under agreements to repurchase (principally U.S. government agency securities) are treated as collateralized financing transactions and are recorded at the amounts at which the securities will be reacquired as specified in the respective agreements plus accrued interest.

Valuation of Securities

Securities owned and securities sold, not yet purchased, are valued at the last recorded sales price on a recognized stock exchange or the average of the bid and ask prices.

Use of Estimates

In preparing a statement of financial condition in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Income Taxes

The Partnership is organized and operates as a limited partnership and is not subject to Federal and state income taxes as a separate entity.

1. **Clearing Agreements**

The Partnership has clearing agreements with brokerage firms to carry its account as a customer of the clearing firms and the accounts of its customers. The brokers have custody of the Partnership securities and, occasionally, cash balances which may be due from these brokers.

These securities and/or cash positions serve as collateral for any amounts due to the brokers or as collateral for securities sold short or securities purchased on margin. The securities and/or cash positions also serve as collateral for potential defaults of the Partnership's customers which are carried on the books and records of the clearing firms.

The Partnership is subject to credit risk if the brokers are unable to repay balances due or deliver securities in their custody.

2. **Interest on Capital Balances**

Pursuant to the Partnership's Second Amended and Restated Agreement of Limited Partnership dated as of January 1, 1999 ("Agreement"), each partner receives a priority distribution equal to 12% per annum of his respective capital account, exclusive of allocated profits.

3. **Short-Term Borrowings**

From time to time, the Partnership meets its short-term financing needs through margin borrowings or by entering into repurchase agreements, whereby securities are sold with a commitment to repurchase at a future date.

4. **Related Party Transactions**

The Partnership pays certain general and administrative expenses on behalf of affiliates. At December 31, 2003, approximately $15,000 was owed to the Partnership for such expenses.

5. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned consist of trading and investment securities at their fair values. Securities owned consist of various corporate and government obligations and stocks totaling $25,097,713 and $2,643,875, respectively. Securities sold, not yet purchased consist of stocks totaling $2,722,351.

The Partnership has sold securities it does not own in anticipation of a decline in the fair value of those securities. When the Partnership sells a security short, it must borrow the security sold short. A gain, limited to the price at which the Partnership sold the security short, or a loss, unlimited in amount, will be recognized upon the termination of a short sale. The Partnership has recorded this obligation in the financial statements at the December 31, 2003 market value of these securities. There is an element of market risk in that, if the securities increase in value, it will be necessary to purchase the securities at a cost in excess of the price reflected in the statement of financial condition.

6. Commitments and Contingencies

Customer Transactions

In the normal course of business, the Partnership executes as agent transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Partnership may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities differs from the contract amount. As collateral against potential losses due to nonperformance, the Partnership maintains deposits with the Brokers.

The Partnership does not anticipate nonperformance by customers or counterparties in the above situations. The Partnership's policy is to monitor its market exposure and counterparty risk. In addition, the Partnership has a policy of reviewing the credit standing of each counterparty and customer with which it conducts business.

Operating Leases

The Partnership leases office space and equipment under noncancellable lease agreements expiring through 2012. Minimum rental payments are as follows:

Year ending December 31,	
2004	$2,765,000
2005	2,985,000
2006	2,981,000
2007	2,931,000
2008	2,632,000
Thereafter	8,258,000

7. **Profit Sharing Plan**

The Partnership has a profit sharing plan under Section 401(k) of the Internal Revenue Code ("Code") covering substantially all of its employees. Participants may contribute a percentage of compensation, but not in excess of the maximum allowed under the Code.

8. **Regulatory Net Capital Requirements**

The Partnership is subject to the SEC Uniform Net Capital Rule, which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2003, the Partnership had regulatory net capital of approximately $67,500,000 and a minimum regulatory net capital requirement of approximately $4,700,000. The regulatory net capital ratio of the Partnership was 1.05 to 1.